BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C

April 1, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Sportsman’s Warehouse Holdings, Inc.

Registration Statement on Form S-1

Filed March 7, 2014

Amendment No. 1 to Registration Statement on Form S-1

Filed March 21, 2014

File No. 333-194421

Dear Ms. Ransom:

On behalf of Sportsman’s Warehouse Holdings, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated March 27, 2014 (the “Comment Letter”), regarding the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement (“Amendment No. 2”) in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2, which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 2. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 2.

†	In association with Tumbuan & Partners

Ms. Mara L. Ransom, April 1, 2014

Amendment No. 1 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 45

1.	We note that the change in your same store sales when excluding firearms decreased from a 12.6% increase for the first three quarters of fiscal 2012 to a 0.6% increase in fiscal 2013. Please tell us and quantify the non-firearm same store sales figure for the whole fiscal year 2012. To the extent that the growth in non-firearm same store sales differed significantly from 2012 to 2013, please revise your disclosures to explain the underlying reasons behind the different levels of growth experienced in non-firearm same store sales.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 46.

Choice of Forum, page 101

2.	We note your disclosure that the exclusive forum provision may have the effect of discoursing tender offers and lawsuits against your officers and directors by shareholders. Please tell us what consideration you gave to including this effect in your risk factor disclosure.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 27 to the risk factor captioned “Our bylaws and our certificate of incorporation to be in effect upon completion of this offering will contain, and Delaware law contains, provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.”

***

In addition, the Company supplements its response to the Staff’s comment 34 of its letter to the Company dated January 10, 2014 relating to the Registration Statement. The Company hereby notifies the Staff that it currently estimates the price range (the “Price Range”) for its initial public offering (the “Offering”) of its common stock to be between $11.00 and $13.00 per share (after giving effect to an expected 2.81-for-1 stock split by the Company prior to the effectiveness of the Registration Statement). The $12.00 per share midpoint of the Price Range equates to $33.72 per share before giving effect to the expected stock split.

Ms. Mara L. Ransom, April 1, 2014

As disclosed on page 52 of the Registration Statement, the Company granted 117,450 and 298,490 restricted stock unit awards (on a pre-split basis) with respect to its restricted nonvoting common stock on November 18, 2013 and December 10, 2013, respectively. As there has been no public market for the Company’s common stock to date, the Company’s board of directors (the “Board”) estimated the fair market value of each of these awards at $20.26 per share (on pre-split basis, or $7.21 per share on a post-split basis). The Registration Statement, on pages 52 and 53, discloses the assumptions and methodologies the Company’s Board employed in determining the fair market value of the restricted stock unit awards.

The Company respectfully advises the Staff that it believes the difference between the fair market value of Common Stock of $7.21 per share (on a post-split basis) as of November 18, 2013 and December 10, 2013 and the midpoint of the estimated price range of $12.00 per share is attributable to the updated market conditions presented to the Company by the underwriters that were used to help determine the initial public offering price range. At the time the restricted stock units were granted on November 18, 2013 and December 10, 2013, the underwriters had not yet provided to the Company a proposed price range for the Offering. As is typical in initial public offerings, the Price Range for the Offering was not derived using a formal determination of fair value but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for outdoor sporting goods retail companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Registration Statement.

The Company intends to supplement its disclosure under “Management’s Discussion and Analysis—Restricted Stock Unit Awards and Common Stock Valuation” in its next filing to include the following disclosure:

“We and the underwriters determined the price range of our common stock to be between $11.00 and $13.00 per share (on a post-split basis). We believe that the difference in value reflected between the midpoint of the estimated price range of $12.00 and our determination of fair value of our restricted nonvoting common stock of $7.21 per share (on a post-split basis) on November 18, 2013 and December 10, 2013 is primarily the result of the following factors:

•	the valuation prepared as of September 30, 2013 contained multiple valuation scenarios, including this offering to which we assigned a probability weighting of 60 percent;

Ms. Mara L. Ransom, April 1, 2014

•	our fourth quarter of fiscal year 2013 reflected a 3.0% growth in gross profit and a 233.6% growth in net income from the third quarter of fiscal year 2013 (or 2.0% growth in net income excluding the impact of $4.9 million in one-time charges for the repayment of our term loan in the third quarter of fiscal year 2013); and

•	the estimated offering price necessarily assumes that this offering has occurred and a public market for our common stock has been created. Therefore, the estimated offering price excludes the marketability and illiquidity discounts used in our September 30, 2013 valuation report.”

The Company believes that the fair value of a share of restricted nonvoting common stock applicable to each restricted stock unit award was appropriate at the applicable valuation dates and demonstrated the efforts of the Board and the Company to consider all relevant factors available at the valuation dates. The Company believes that the proposed disclosure set forth above will provide investors with a clear indication of the intervening factors that have led to the increase in the fair value of the Company’s common stock.

***

Attached as Exhibit A to this letter is a letter from the Company that contains certain acknowledgements by the Company in connection with this letter.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley of O’Melveny & Myers LLP

cc:	John Schaefer, Sportsman’s Warehouse Holdings, Inc.

Kevan Talbot, Sportsman’s Warehouse Holdings, Inc.

Exhibit A

Sportsman’s Warehouse Holdings, Inc.

7035 South High Tech Drive

Midvale, UT 84047

April 1, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Sportsman’s Warehouse Holdings, Inc.

Registration Statement on Form S-1

Filed March 7, 2014

Amendment No. 1 to Registration Statement on Form S-1

Filed March 21, 2014

File No. 333-194421

Dear Ms. Ransom:

This letter is submitted by Sportsman’s Warehouse Holdings, Inc., a Delaware corporation (the “Company”), in connection with the letter submitted today on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 27, 2014, regarding the above referenced Amendment No. 1 to Registration Statement on Form S-1. In connection therewith, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (801) 566-6681 or ktalbot@sportsmanswarehouse.com with any questions or comments.

Sincerely,

/s/ Kevan Talbot

Kevan Talbot
Chief Financial Officer and Secretary